SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):   [X] Form 10-K    [_] Form 11-K    [_] Form 20-F    [_] Form 10-Q
               [_] Form N-SAR

          For Period Ended:  December 31, 2002

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

        Read attached instruction sheet before preparing form. Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

PART I
REGISTRANT INFORMATION

ACCEPTANCE INSURANCE COMPANIES INC.
Full name of registrant

NA
Former name if applicable

SUITE 1600, 300 WEST BROADWAY
Address of principal executive office (Street and number)

COUNCIL BLUFFS, IA 51503
City, state and zip code

PART II
RULE 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

        State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Acceptance Insurance Companies Inc. (the “Company”) requires additional time to assess the ramifications to the Company, from an accounting perspective and otherwise, of operations discontinued by each of Acceptance Insurance Company (property and casualty insurance) and American Growers Insurance Company (agricultural risk insurance) and the resulting impact throughout the Company’s Annual Report on Form 10-K. The Company intends to file its Form 10-K when it completes its assessment and the required financial information.

PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

     John Edgar Martin                             712 329 3600

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                       (Name)                     (Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
     of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has not completed the preparation of its financial statements for 2002. The Company expects, however, to report a net loss which it estimates will be approximately $210 million for the year ended December 31, 2002 compared to a net loss of $9,069,000 for the year ended December 31, 2001. The Company also expects to report a negative stockholders’ equity which it estimates will be approximately $54 million at December 31, 2002 compared to stockholders’ equity of $155,275,000 at December 31, 2001. The loss and reduction in stockholders’ equity was due primarily to factors described in Item 1, Note 13 (Subsequent Events) and Item 2 of the Company’s Report on Form 10-Q for the period ending September 30, 2002 and the additional factors referred to in the Company’s Current Reports on Form 8-K filed on and after November 20, 2002 and prior to the date this notification is filed. The Company’s independent auditors have indicated they expect to include in their report on the Company’s financial statements for the period ending December 31, 2002, an explanatory paragraph about the substantial doubt of the Company’s ability to continue as a going concern.

ACCEPTANCE INSURANCE COMPANIES INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  March 27, 2003               By  /s/ John Edgar Martin
    -------------------            ---------------------------------------------
                                        John Edgar Martin
                                        Chief Executive Officer and President